Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Predecessor Entity					Successor Entity
	Year Ended December 31,				January 1 to January 31,	February 1 to December 31,	Three Months Ended March 31,
	2001	2002	2003	2004	2005	2005	2006
Earnings:
Income (loss) from continuing operations before income taxes	$504,342	$307,161	$209,368	$23,897	$(105,326)	$(192,786)	$(80,615)
Loss from equity investees	—	—	1,084	4,670	402	11,913	6,270
Fixed charges	93,384	114,907	122,008	169,907	13,758	392,167	112,874
Amortization of capitalized interest	17,164	24,401	28,614	29,201	2,554	31,306	8,741
Capitalized interest	(76,240)	(52,406)	(17,912)	(21,452)	(92)	(10,769)	(2,388)

Total adjustments	34,308	86,902	133,794	182,326	16,622	424,617	125,497

Earnings adjusted for fixed charges	$538,650	$394,063	$343,162	$206,223	$(88,704)	$231,831	$44,882

Fixed charges:
Interest expensed and capitalized, including amortization of capitalized expenses related to indebtedness	$86,817	$107,629	$116,914	$164,851	$13,333	$387,728	$111,861
Portion of rent expense representative of interest (1)	6,567	7,278	5,094	5,056	425	4,439	1,013

Total fixed charges	$93,384	$114,907	$122,008	$169,907	$13,758	$392,167	$112,874

Ratio of earnings to fixed charges (2)	5.8	3.4	2.8	1.2	—	—	—

ESTIMATE OF INTEREST WITHIN RENTAL EXPENSE
Total rent expense	$19,900	$22,055	$15,436	$15,321	$1,287	$13,450	$3,069
Estimated percentage (based on SEC guidance)	33%	33%	33%	33%	33%	33%	33%

Estimated interest within rental expense	$6,567	$7,278	$5,094	$5,056	$425	$4,439	$1,013

(1)	One third of rent expense is deemed to be representative of interest.
(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income from continuing operations before income taxes, less capitalized interest, plus amortization of capitalized interest and fixed charges. Fixed charges include interest expense (including amortization of debt issuance costs), capitalized interest and the portion of operating rental expense that our management believes is representative of the interest component of rent expense. The ratio of earnings to fixed charges is not presented for the periods January 1 to January 31, 2005, February 1 to December 31, 2005 or for the three months ended March 31, 2006 as earnings were inadequate to cover fixed charges during those periods by $102,462, $160,336 and $67,992, respectively.